[redacted]

11022579

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 52511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-10 (MM/DD/YY) AND ENDING 03-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LETSGOTRADE, INC DBA CHOICETRADE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 STATE ROUTE 18 - SUITE 3000
(No. and Street)

EAST BRUNSWICK (City) NEW JERSEY (State) 08816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD BUCKNER 732-214-2645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN, CPA LLC
(Name – *if individual, state last, first, middle name*)

14 COURTSIDE LANE (Address) PRINCETON (City) NEW JERSEY (State) 08540 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2011
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD BUCKNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LETSGOTRADE, INC. DBA CHOICETRADE, as of MAY 28, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

FANNIE L CHEN-ORROS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 25, 2012
I.D.# 2200748

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LetsGoTrade, Inc
STATEMENTS OF FINANCIAL CONDITION

	March 31, 2011	March 31, 2010
ASSETS		
Current Assets:		
Cash	686,939	666,165
Clearing Firm Accounts	225,149	170,921
Other Receivables	29,089	75,451
Prepaid Expenses (Note 2)	16,714	30,392
Other Current Assets	219,443	216,354
Total Current Assets	1,177,334	1,159,283
Property and Equipment,		
Net of Accumulated Depreciation of $81,011 in 2011 and 2010 (Note 1,3)	0	0
Total Property and Equipment	0	0
Other Assets:		
Security Deposits (Note 4)	5,954	5,697
Software Development Costs net of Accumulated Amortization of $271,677 in 2011 and $165,908 in 2010 (Note 1,11)	257,170	362,939
Total Other Assets	263,124	368,636
TOTAL ASSETS	$1,440,458	$1,527,919
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	48,717	40,467
Accrued Expenses	52,866	33,083
Other Current Liabilities (Note 8)	35,000	35,000
Total Current Liabilities	136,583	108,550
Stockholders' Equity:		
Common Stock (Note 6,7,10)	263,443	259,193
Preferred Stock (Note 10)	20	20
Additional Paid - in Capital	3,600,884	3,180,134
Retained Earnings	(2,560,472)	(2,019,978)
Total Stockholders' Equity	1,303,875	1,419,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,440,458	$1,527,919

The Notes to Financial Statements are an integral part of these statements.